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03045326

December 11, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SEC MAIL PROCESSING RECEIVED DEC 17 2003 WASH, D.C. 158 SECTION

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release by the Company dated December 11, 2003, which has been published by the Company since our last submission of November 26, 2003.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

J. Gäbel (DV)

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

JKG/dv
Enclosure

dw 1/5

DOCSNY1:873244.1
13141-2 JG9

Press Information

Flughafen Wien AG:
Sensational traffic growth in November with 14.2% more passengers.

The development of traffic at Vienna International Airport in November 2003 was exceptionally strong. A total of 1,015,770 passengers were handled, for an increase of 14.2%. Flight movements rose 7.9% and maximum take-off weight (MTOW) increased 4.2%. The number of transfer passengers grew 15.6%, while cargo volume expanded 7.3%.

Scheduled flights to Eastern Europe showed unusually good development with a plus of 19.9%. Growth was also recorded in traffic to the USA (+ 19.4%) as well as the Near and Middle East (+ 8.4%).

From January to November 2003 the number of passengers rose 6%, flight movements increased 4.9% and maximum take-off weight showed a plus of 4.5%. This growth was supported to a large extent by the now seven low-cost airlines using Vienna, which transported nearly 665,000 passengers during this period. The number of transfer passengers rose 2.7% and cargo volume increased 7.5%.

With these solid traffic results, Vienna International Airport continues to exceed the average growth rates recorded by other airports. At present 60 scheduled airlines use Vienna Airport and provide service to 135 cities, including 40 destinations in Eastern Europe.

	November 2003	Change in %	January to November 2003	Change in %
Passengers:	1,015,770	+14.2	11,775,065	+6.0
Transfer passengers:	368,024	+15.6	3,970,040	+2.7
Maximum take-off weight (in tonnes):	431,895	+4.2	4,821,302	+4.5
Flight movements (arrival + departure):	16,688	+7.9	180,742	+4.9
Cargo in tonnes (air cargo and trucking):	16,317	+7.3	157,300	+7.5

For additional information contact: Hans Mayer (+43-1-)7007 23000

22/03 ... M/MY ... 11 December 2003

EUROPAS ERSTE ADRESSE

Vienna International Airport